UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For December 2023 (Report No. 4)
Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000, Mount Carmel, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

Termination of Business Combination Agreement

On December 24, 2023, Check-Cap Ltd. (the “Company”) received a notice (the “Notice”) on behalf of Keystone Dental Holdings, Inc., a Delaware corporation (“Keystone”), terminating that certain Business Combination Agreement, dated as of August 16, 2023 (the “Agreement”) among Keystone, Capstone Dental Pubco, Inc., Capstone Merger Sub Ltd., Capstone Merger Sub Corp. and the Company.

A copy of the Agreement was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on August 17, 2023.

In the Notice, the Company was notified that the Agreement has been terminated pursuant to Section 10.1(e) of the Agreement in light of the results (the “Results”) of the Annual General Meeting of Shareholders (the “Meeting”) of the Company, held on December 18, 2023. At the Meeting, the Agreement and the business combination transactions contemplated pursuant to the Agreement, did not receive the requisite majority required for approval under Section 320 of the Israeli Companies Law 5759-1999. The Results were announced in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on the same day, December 18, 2023.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-211065, 333-225789 and 333-262401) and Form S-8 (File No. 333-203384, 333-226490 and 333-259666), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

Date: December 29, 2023	By:	/s/ Alex Ovadia
Name: Alex Ovadia
Title: Chief Executive Officer